[redacted]

15048337

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 68442

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mercury Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 World Financial Center - 36th Floor
(No. and Street)

New York	**New York**	**10281**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Manfredonia **(646) 786 - 8095**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name -- *if individual, state last, first, middle name*)

100 Park Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

KW 3/17

OATH OR AFFIRMATION

I, Mike Manfrednoia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercury Capital Advisors, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

ARTHUR F. LUND, II
Notary Public, State of New York
Residing in Orange County
No. 4601717
My commission expires April 30, 2018

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A copy of the Exemption Report and letter from the independent registered public accounting firm.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Mercury Capital Advisors, LLC
Table of Contents
December 31, 2014

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

To the Member of
Mercury Capital Advisors, LLC
New York, New York

We have audited the accompanying statement of financial condition of Mercury Capital Advisors, LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

New York, New York

February 27, 2015

Mercury Capital Advisors, LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 5,127,461
Accounts receivable	17,184,231
Prepaid expenses and other assets	477,085
Fixed assets and leasehold improvements, net	342,803
Total assets	$ 23,131,580
Liabilities and Member's Equity	
Accounts payable and accrued liabilities	$ 1,351,562
Due to affiliates	617,329
Deferred income	173,493
Total liabilities	2,142,384
Commitments and contingencies (Note 5)	
Member's equity	20,989,196
Total liabilities and member's equity	$ 23,131,580

1. Organization and Nature of Business

Mercury Capital Advisors, LLC ("Mercury Capital" or the "Company") is a limited liability company established in the state of Delaware. The Company became registered as a general securities broker-dealer with the Securities and Exchange Commission ("SEC") on September 2, 2010 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a single member LLC wholly owned by Mercury Capital Advisors Group LP ("MCA LP"). The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company assists private equity, real estate, infrastructure, venture capital, distressed, mezzanine, secondary and other third-party managers in the capital raising process. The Company also assists general partner and limited partner clients in other related activities such as capital raising advisory, co-investment and other direct deal placement, agency of secondary sales of limited partnership interests and placement of Private Investments in Public Equity. The Company earns placement and advisory fees from these sources.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company:

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company has not utilized any significant estimates in the preparation of the financial statements.

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Cash

Cash consists of cash in banks, primarily held at one financial institution and at times may exceed federally insured limits. It is the opinion of management that the solvency of this financial institution is not a concern at this time.

Accounts Receivable
Accounts receivable are stated at unpaid balances, less any allowance for doubtful accounts. Interest on long-term receivables is recognized over the term of the receivable and is calculated using the simple-interest method on principal amounts outstanding. Some long-term receivables carry interest rates on the outstanding unpaid balance that approximate interest rates for similar term receivables.

The Company considers a receivable uncollectible when, based on current information or factors, it is probable that the Company will not collect the receivable balance and related interest payments according to the receivable agreement. Accounts either have an allowance established or are written off when management believes that the collection, after considering current economic conditions, business conditions and collection efforts, of the receivables and related interest is doubtful.

The Company analyzes specific accounts receivable, customer concentrations, customer credit worthiness, current economic trends and changes in its customer's payment terms when evaluating the adequacy of doubtful accounts. At December 31, 2014, the Group has determined that no allowance for doubtful accounts is necessary.

Fair Value of Financial Instruments
The carrying value of short-term financial instruments, namely accounts receivable, approximates the fair value of these instruments. Fair value is defined herein as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company values its financial instruments using hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:
• Level - 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail significant degree of judgment.
• Level – 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
• Level 3- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Income Taxes
The Company is a single-member limited liability company that is treated as a "disregarded entity" for federal and state income tax purposes to the extent permitted by law. Therefore, the Company makes no provision for federal or state income taxes. However, the Company is subject to the New York City Unincorporated Business Tax ("NYC UBT"). Income taxes are accounted for using the liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis, using currently enacted tax rates. The effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized, which results in a charge to income tax expense in the statement of operations.

The Company also applies ASC Topic 740-10 "Accounting for Uncertainty in Income Taxes" which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. As of December 31, 2014, management of the Company has determined that there are no uncertain tax positions that need to be recorded.

Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties under US GAAP. The Company reviews its tax positions and adjusts its tax balances as new information becomes available. The federal, New York State and New York City tax returns of MCA LP, the Company's parent, are open to audit for the year ended December 31, 2011 and later. The Company is not currently under examination by any tax authority, nor are there any pending examinations.

Intercompany Balances with Affiliates
Receivables from and payables to affiliated Companies are offset and the net amount reported in the Statement of Financial Condition as there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Recent Accounting Pronouncements
Presentation of Financial Statements - Going Concern
In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern, which defines when and how companies are required to disclose going concern uncertainties, which must be evaluated each annual period. Specifically, it requires management to determine whether substantial doubt exists regarding the entity's going concern presumption. The new guidance is effective for the Company's fiscal year ending December 31, 2017 on a prospective basis. Early adoption is permitted.

3. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements at December 31, 2014:

Leasehold improvements	$ 166,105
Furniture	174,440
Computers	156,667
	497,212
Less: Accumulated depreciation and amortization	(154,409)
Fixed assets and leasehold improvements, net	$ 342,803

4. Expense Sharing Agreement

On November 9, 2010, the Company and MCA LP entered into an Administrative Services and Expense Sharing Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company shall, on a monthly basis, reimburse MCA LP for salaries and related expenses of registered investment personnel as well as a proportional share of certain administrative and overhead costs paid on behalf of the Company

5. Lease Commitments

On June 11, 2014, the Company entered into a lease related to extending the office space in Boston, MA, from September 1, 2014 through February 28, 2016.

On December 31, 2014, the Company had an existing lease for space in San Francisco, CA. On December 18, 2014, the Company amended this existing lease and signed a two month lease for additional space in the same location from January 1, 2015 through February 28, 2015. On January 7, 2015, the Company then singed a twenty four month lease that runs from March 1, 2015 through February 28, 2017 in the same location.

Future minimum lease commitments under non-cancellable leases at December 31, 2014, are as follows:

Year Ending December 31	
2015	$ 811,834
2016	767,886
2017	731,892
2018	725,292
2019	726,768
Thereafter	556,416
Total	$ 4,320,088

6. Taxes

The effective tax rate of 1.1% differs from the statutory tax rate of 4% and is primarily due to the apportionment of revenues to sources outside of New York City, where the Company's net income is not subject to New York City Unincorporated Business Tax.

The deferred tax liability amounting to $134,910 as of December 31, 2014, is the result of temporary differences arising from the Company's use of the cash basis for revenue recognition for tax reporting purposes, which differs from US GAAP which requires the use of accrual accounting for revenue recognition.

The deferred tax liability at December 31, 2014, is included in accounts payable and accrued liabilities on the Statement of Financial Condition.

7. Financial Instruments and Fair Market Valuation

At December 31, 2014, all of the Company's financial instruments were carried at historical cost. The Company estimates that the carrying value of all financial instruments, other than long-term accounts receivable described below, approximates the fair value.

The fair value of long term accounts receivable is determined using a discounted cash flow model. This model primarily use observable and unobservable inputs such as a discount rate based upon similar (public) instruments, taking into account, among other factors, the credit quality and industry sector of the issuer and the reduced liquidity associated with these private instruments. The Company's financial instruments are considered to be Level 2 instruments within the fair value hierarchy.

The Company estimates that the fair value of long-term accounts receivable at December 31, 2014, is $1,366,194 less than the amount at which they are carried on the Statement of Financial Condition. In order to calculate the fair value, the Company compared the net present value of future cash flows related to long-term receivables to the amount at which these receivables are carried on the Statement of Financial Condition. The discount rate used in this net present value calculation consisted of the three year Treasury rate plus Moody's Baa rate, the sum of which was 5.78%.

8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum Net Capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2014, the Company had net capital of $2,985,077, which was $2,851,245 above its required Net Capital of $133,832. The percentage of aggregate indebtedness to net capital is 67.25%.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(i) of the Rule.

Periodically throughout the year, the Company may make distributions out of member's equity to the member. These distributions are preapproved by the Company's Management Committee and are always contingent on having adequate excess net capital. Furthermore, these distributions are made within regulatory guidelines and requirements, and the SEC and FINRA are notified as required.

9. Subsequent Events

A distribution of $225,000 out of member's equity was approved by the Company's Management Committee on January 28, 2015, and was made, within regulatory guidelines and requirements, on January 29, 2015. These financial statements do not reflect this distribution payable.